UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 9, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NCL Corporation Ltd.

File No. 333-128780 - CF#29955

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NCL Corporation Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 30, 2013.

Based on representations by NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through May 24, 2018
Exhibit 10.4	through January 31, 2017
Exhibit 10.5	through January 31, 2017
Exhibit 10.6	through June 6, 2017
Exhibit 10.7	through April 19, 2018
Exhibit 10.8	through August 4, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary